Exhibit 3(i)

FILED #C12925-95
AUG 29 2002
IN THE OFFICE OF
DEAN HELLER, SECRETARY OF STATE

CERTIFICATE OF AMENDMENT
OF
ARTICLES OF INCORPORATION
OF
AUGRID OF NEVADA, INC.
A NEVADA CORPORATION

THE UNDERSIGNED hereby certifies as follows:

1.   She is the duly elected and acting Secretary of AuGRID of Nevada, Inc., a Nevada corporation (the "Corporation"). The original Articles of Incorporation were filed in the Office of the Secretary of State of the State of Nevada on August 4, 1995, and amended on March 18, 1998.

2.   The Board of Directors of the Corporation approved the amendment of the Corporation's Articles of Incorporation, as amended, pursuant to Section 78.385 of the Nevada Revised Statutes, as such amendment is set forth in Section 4 herein.

3.   On August 16, 2002, upon the recommendation of the Board of Directors of the Corporation, the holders of a majority of the outstanding voting shares entitled to vote approved the amendment of the Corporation's Articles of Incorporation, as amended, as such amendment is set forth in Section 4 herein.

4.   Article 1 of the Corporation's Articles of Incorporation, as amended, is hereby amended in its entirety to read as follows:

        The name of the corporation is AuGRID Corporation.

5.   Except as expressly provided in Section 4 above, all of the provisions of the Corporation's Articles of Incorporation, as amended, shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment as of the 20th day of August, 2002.

/s/ MARY F. SLOAT-HOROSZKO
Mary F. Sloat-Horoszko, Secretary